UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marchex, Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

56624R 10 8 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56624R 10 8	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Russell C. Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 9,458,256 shares 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 9,458,256 shares 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,458,256 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1 (a).	Name of Issuer: Marchex, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

413 Pine Street, Suite 500 Seattle, WA 98101

Item 2 (a).	Name of Person Filing: Russell C. Horowitz

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

c/o Marchex, Inc. 413 Pine Street, Suite 500 Seattle, WA 98101

Item 2 (c).	Citizenship: United States

Item 2 (d).	Title of Class of Securities: Class B Common Stock, par value $0.01 per share.

Item 2 (e).	CUSIP Number: 56624R 10 8

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount beneficially owned: 9,458,256 shares

(b) Percent of class: 28.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 9,458,256 shares*

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 9,458,256 shares*

(iv) Shared power to dispose or to direct the disposition of 0

*Includes 7,959,923 shares of Class A Common Stock and 1,400,000 shares of Class B Common Stock held by MARRCH Investments, LLC and 83,333 shares of Class B Common Stock held by Pemrose, LLC. Russell C. Horowitz has sole power to vote or direct the voting of and sole power to dispose of or direct the disposition of such shares.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006.

/s/ Russell C. Horowitz
Russell C. Horowitz